Exhibit 99.2

June 4, 2014

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C.  V7Y 1L2

Alberta Securities Commission
Suite 600, 250–5th St. SW
Calgary, Alberta, T2P 0R4

Dear Sirs:

Change of Auditor of Stellar Biotechnologies, Inc. (the “Company”)

We acknowledge receipt of a Notice of Change of Auditor (the “Notice”) dated June 3, 2014 given by the Company to ourselves and Moss Adams LLP, Certified Public Accountants.

Based on our knowledge of the information as of this date, we agree with the statements set out in the Notice.

Yours truly,

D&H GROUP LLP

By:          /s/  D&H Group LLP